As filed with the Securities and Exchange Commission on September 15, 2010
Registration No. 333-
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VERISK ANALYTICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7374	26-2994223
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

545 Washington Boulevard
Jersey City, NJ 07310-1686
(201) 469-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kenneth E. Thompson
Senior Vice President, General Counsel and Corporate Secretary
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686
(201) 469-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard J. Sandler Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Richard B. Aftanas Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class	Aggregate	Registration
of Securities to be Registered	Offering Price(1)(2)	Fee
Class A Common Stock, par value $0.001 per share	$500,000,000	$35,650

(1)	Includes shares of Class A common stock which the underwriters have the right to purchase to cover over-allotments.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated September 15, 2010

PRELIMINARY PROSPECTUS

           Shares

Verisk Analytics, Inc.

Class A Common Stock

The selling stockholders identified in this prospectus are offering           shares of our Class A Common Stock. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Our Class A Common Stock is listed for trading on the NASDAQ Global Select Market under the symbol “VRSK.” On September 15, 2010, the last sale price of the shares as reported on the NASDAQ Global Select Market was $28.42 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section incorporated by reference herein.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional           shares of Class A Common Stock from the selling stockholders at the offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about             , 2010.

BofA Merrill Lynch	Morgan Stanley	J.P. Morgan

          , 2010

We and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Unless otherwise stated herein or the context otherwise requires, the terms “Verisk,” the “Company,” “we,” “us,” and “our” refer to Verisk Analytics, Inc. and its consolidated subsidiaries.

i

PROSPECTUS SUMMARY

This summary highlights certain information about us. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” and the consolidated financial statements and the notes to those statements as well as the other information about the Company, incorporated by reference in this prospectus.

Company Overview

We enable risk-bearing businesses to better understand and manage their risks. We provide value to our customers by supplying proprietary data that, combined with our analytic methods, creates embedded decision support solutions. We are the largest aggregator and provider of detailed actuarial and underwriting data pertaining to U.S. property and casualty, or P&C, insurance risks. We offer solutions for detecting fraud in the U.S. P&C insurance, healthcare and mortgage industries, and sophisticated methods to predict and quantify loss in diverse contexts ranging from natural catastrophes to health insurance.

Our customers use our solutions, in the form of our data, statistical models or tailored analytics, to make more logical decisions. We develop solutions which our customers use to analyze the four key processes in managing risk, in what we define as the Verisk Risk Analysis Framework: Prediction of Loss, Selection and Pricing of Risk, Detection and Prevention of Fraud, and Quantification of Loss.

We organize our business in two segments: Risk Assessment and Decision Analytics.

Risk Assessment:  We are the leading provider of statistical, actuarial and underwriting data for the U.S. P&C insurance industry. Our proprietary and unique databases describe premiums and losses in insurance transactions, casualty and property risk attributes for commercial buildings and their occupants and fire suppression capabilities of municipalities in addition to other properties and attributes. Our largest P&C insurance database includes over 14.5 billion records and we updated the database with over 2 billion validated new records in each of the three years ended December 31, 2009. We use our data, for example, to create policy language and proprietary risk classifications that are industry standard and to generate prospective loss cost estimates used to price insurance policies.

Decision Analytics:  We provide solutions in each of the four processes of the Verisk Risk Analysis Framework by combining algorithms and analytic methods, which incorporate our proprietary data. Our unique data sets include over 668 million P&C insurance claims, historic natural catastrophe data covering more than 50 countries, and data from more than 50 million applications, borrowers, and third parties for mortgage analytics. Customers integrate our solutions into their models, formulas or underwriting criteria to predict potential loss events, ranging from hurricanes and earthquakes to unanticipated healthcare claims. We are a leading developer of catastrophe and extreme event models and offer solutions covering natural and man-made risks, including acts of terrorism. We also develop solutions that allow customers to quantify costs after loss events occur. Our fraud solutions include data on claim histories, analysis of mortgage applications to identify misinformation, analysis of claims to find emerging patterns of fraud and identification of suspicious claims in the insurance, healthcare and mortgage sectors.

We believe our solutions for analyzing risk positively impact our customers’ revenues and help them better manage their costs. The embedded nature of our solutions serves to strengthen and extend our relationships. In 2009, our U.S. customers included all of the top 100 P&C insurance providers, numerous health plans and third party administrators, five of the six leading mortgage insurers, 14 of the top 20 mortgage lenders, and the 10 largest global reinsurers. We believe that our commitment to our customers and embedded nature of our solutions serve to strengthen and extend our relationships. For example, 99 of our top 100 customers in 2009, as ranked by revenue, have been our customers for each of the last five years. Further, from 2005 to 2009, revenues generated from these top 100 customers grew at a compound annual growth rate, or CAGR, of 12.3%.

We offer our solutions and services primarily through annual subscriptions or long-term agreements, which are typically pre-paid and represented approximately 69% of our revenues for the six months ended

June 30, 2010. For the year ended December 31, 2009, and the six months ended June 30, 2010, we had revenues of $1,027.1 million and $557.8 million and net income of $126.6 million and $113.8 million, respectively. For the five year period ended December 31, 2009, our revenues grew at a CAGR of 12.3% and our net income grew at a CAGR of 10.3%, excluding the $57.7 million non-recurring non-cash charge related to the accelerated ESOP allocation that occurred in the fourth quarter of 2009.

Our Competitive Strengths

We believe our competitive strengths include the following:

•	Our Solutions are Embedded In Our Customers’ Critical Decision Processes. Our customers use our solutions to make better risk decisions and to price risk appropriately. In the U.S. P&C insurance industry, our solutions for prospective loss costs, policy language, rating/underwriting rules and regulatory filing services are the industry standard. In the U.S. healthcare and mortgage industries, our predictive models, loss estimation tools and fraud identification applications are the primary solutions that allow customers to understand their risk exposures and proactively manage them. Over each of the five years ended December 31, 2009, we have retained approximately 98% of our customers across all of our businesses, which we believe reflects our customers’ recognition of the value they derive from our solutions.

•	Extensive and Differentiated Data Assets and Analytic Methods. We maintain what we believe are some of the largest, most accurate, and most complete databases in the markets we serve. Much of the information we provide is not available from any other source and would be difficult and costly for another party to replicate. As a result, our accumulated experience and years of significant investment have given us a competitive advantage in serving our customers.

•	Culture of Continuous Improvement. Our intellectual capital and focus on continuous improvement have allowed us to develop proprietary algorithms and solutions that assist our customers in making informed risk decisions. Our team includes approximately 800 individuals with advanced degrees, certifications and professional designations in such fields as actuarial science, data management, mathematics, statistics, economics, soil mechanics, meteorology and various engineering disciplines. Our compensation and benefit plans are pay-for-performance- oriented, including incentive compensation plans and substantial equity participation by employees. As of June 30, 2010, our employees owned approximately 20% of the company.

•	Attractive Operating Model. We believe we have an attractive operating model due to the recurring nature of our revenues, the scalability of our solutions and the low capital intensity of our business.

Our Growth Strategy

Over the past five years, we have grown our revenues at a CAGR of 12.3% through the successful execution of our business plan. These results reflect strong organic revenue growth, new product development and selected acquisitions. We have made, and continue to make, investments in people, data sets, analytic solutions, technology, and complementary businesses. The key components of our strategy include:

•	Increase Sales to Insurance Customers. We expect to expand the application of our solutions in insurance customers’ internal risk and underwriting processes. Building on our deep knowledge of, and embedded position in, the insurance industry, we expect to sell more solutions to existing customers tailored to individual insurance segments. By increasing the breadth and relevance of our offerings, we believe we can strengthen our relationships with customers and increase our value to their decision making in critical ways.

•	Develop New, Proprietary Data Sets and Predictive Analytics. We work with our customers to understand their evolving needs. We plan to create new solutions by enriching our mix of proprietary data sets, analytic solutions and effective decision support across the markets we serve. We constantly seek to add new data sets that can further leverage our analytic methods, technology platforms and intellectual capital.

•	Leverage Our Intellectual Capital to Expand into Adjacent Markets and New Customer Sectors. Our organization is built on nearly four decades of intellectual property in risk management. We believe we can continue to profitably expand the use of our intellectual capital and apply our analytic methods in new markets, where significant opportunities for long-term growth exist. We also continue to pursue growth through targeted international expansion. We have already demonstrated the effectiveness of this strategy with our expansion into healthcare and non-insurance financial services.

•	Pursue Strategic Acquisitions that Complement Our Leadership Positions. We will continue to expand our data and analytics capabilities across industries. While we expect this will occur primarily through organic growth, we have and will continue to acquire assets and businesses that strengthen our value proposition to customers. We have developed an internal capability to source, evaluate and integrate acquisitions that have created value for shareholders. As of June 30, 2010, we have acquired 16 businesses in the past five and a half years. In the aggregate, revenue for acquisitions prior to December 31, 2009 has increased at a weighted average CAGR of 42.6% over the past 5 years.

Risk Factors

Investing in our common stock involves substantial risk. Please read “Risk Factors” beginning on page 16 of our annual report on Form 10-K for the year ended December 31, 2009 incorporated by reference herein for a discussion of certain factors you should consider in evaluating an investment in our common stock.

Corporate Information

Our principal executive offices are located at 545 Washington Boulevard, Jersey City, New Jersey, 07310-1686 and our telephone number is (201) 469-2000.

THE OFFERING

Class A common stock offered by the selling stockholders	shares

Class A common stock outstanding after the offering	shares ( shares if the underwriters exercise their over-allotment option in full)

Over-allotment option	shares of Class A common stock from the selling stockholders

Class B common stock outstanding after the offering	shares ( shares if the underwriters exercise their over-allotment option in full)

Sale and transfer restrictions on Class B common stock	The Class B (Series 1) common stock is not transferable until April 6, 2011 and the Class B (Series 2) common stock is not transferable until October 6, 2011.

These transfer restrictions are subject to limited exceptions, including underwritten offerings approved by our Board of Directors and transfers to other holders of Class B common stock. See “Description of Capital Stock — Common Stock — Transfer Restrictions.”

Conversion of Class B common stock	After termination of the restrictions on transfer described above for each series of Class B common stock, such series of Class B common stock will be automatically converted into Class A common stock. No later than October 6, 2011, there will be no outstanding shares of Class B common stock.

In the event that Class B common stock is transferred and converts into Class A common stock, it will have the effect of diluting the voting power of our existing holders of Class A common stock. See “Description of Capital Stock — Common Stock — Conversion.”

Use of proceeds	The Company will not receive any proceeds from the sale of common stock in the offering.

Dividend policy	We currently do not intend to pay dividends on our Class A common stock or Class B common stock.

Voting rights	The holders of Class A common stock and Class B common stock generally have identical voting rights, except that only holders of Class A common stock are entitled to vote on the election of Class A directors and only holders of Class B common stock are entitled to vote on the election of Class B directors. Until the earlier of (a) October 6, 2011 or (b) the date on which there are no shares of Class B common stock issued and outstanding, the amendment of certain of the provisions in our amended and restated certificate of incorporation will require the affirmative vote of at least two-thirds of the votes cast thereon by the outstanding shares of each of the Class A common stock and the Class B common stock, voting separately as a class. See “Description of Capital Stock — Common Stock.” The holders of our Class B common stock have the right to elect up to three out of twelve of our directors and their interests in our business may be different than yours.

Stock symbol	“VRSK”

Unless the context requires otherwise, the number of shares of our Class A common stock to be outstanding after this offering is based on the number of shares outstanding as of          , 2010. The number of shares of our Class A common stock to be outstanding after this offering does not take into account, unless the context otherwise requires:

•	shares of Class A common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share; and

•	an aggregate of shares of Class A common stock that will be reserved for future issuances under our 2009 Equity Incentive Plan.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made or incorporated by reference statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus or the documents incorporated by reference herein that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

The selling stockholders are selling all of the shares of common stock in this offering and we will not receive any proceeds from the sale of the shares.

MARKET PRICE AND DIVIDENDS ON COMMON STOCK

Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “VRSK.”

The following table shows the quarterly range of the high and low per share closing sales prices for our common stock as reported by the NASDAQ Global Select Market.

Year Ending December 31, 2009	High	Low

Fourth Quarter (beginning October 7, 2009)	$31.00	$26.25

Year Ending December 31, 2010	High	Low

First Quarter	$30.44	$27.24
Second Quarter	$30.93	$27.65
Third Quarter (through September 15, 2010)	$30.20	$27.56

As of September 15, 2010, there were approximately 17 Class A and 56 Class B stockholders of record. We believe the number of beneficial owners is substantially greater than the number of record holders, because a large portion of Class A common stock is held in “street name” by brokers.

Our board of directors does not anticipate authorizing the payment of cash dividends on our Class A common stock or Class B common stock in the foreseeable future. Any determination to pay dividends to holders of our Class A common stock or Class B common stock in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, general business conditions, contractual restrictions, capital requirements, business prospects, restrictions on the payment of dividends under Delaware Law, and any other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010 and as adjusted for this offering and assumes no exercise of the underwriters’ over-allotment option. The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited condensed consolidated interim financial statements, and the consolidated financial statements and notes thereto incorporated by reference in this prospectus:

	As of June 30, 2010
	Actual	As Adjusted
	(In thousands,
	except share numbers)

Total debt	$530,702	$530,702
Stockholders’ equity/(deficit)
Verisk Class A common stock, $.001 par value; 1,200,000,000 shares authorized; 127,658,986 shares issued actual and 125,485,880 shares outstanding actual; shares issued as adjusted and shares outstanding as adjusted(1)(2)	32
Verisk Class B (Series 1) common stock, $.001 par value; 400,000,000 shares authorized; 205,637,925 shares issued actual and 27,118,975 shares outstanding actual; shares issued as adjusted and shares outstanding as adjusted(2)	50
Verisk Class B (Series 2) common stock, $.001 par value; 400,000,000 shares authorized; 205,637,925 shares issued actual and 27,118,975 shares outstanding actual; shares issued as adjusted and shares outstanding as adjusted(2)	50
Unearned KSOP contributions	(1,167)	(1,167)
Additional paid-in capital	690,635	690,635
Treasury stock, at cost, 359,211,006 shares	(748,895)	(748,895)
Retained earnings	165,054	165,054
Accumulated other comprehensive loss	(52,184)	(52,184)

Total stockholders’ equity	53,575	53,575

Total capitalization	$584,277	$584,277

(1)	The number of shares of Class A common stock outstanding as adjusted includes shares issued upon the exercise of options and sold in this offering.

(2)	The as adjusted cumulative par value for the classes of stock will be determined based on the conversion of the Series 1 and Series 2 Class B common stock to be converted in connection with their sale pursuant to this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected historical financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto incorporated by reference in this prospectus. The consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 are derived from the audited consolidated financial statements incorporated by reference in this prospectus. The consolidated statement of operations data for the year ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2007 are derived from audited consolidated financial statements that are not included or incorporated by reference in this prospectus. The consolidated statement of operations data for the year ended December 31, 2005 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from unaudited consolidated financial statements that are not included or incorporated by reference in this prospectus. The condensed consolidated statement of operations data for the six-month periods ended June 30, 2009 and 2010 and the condensed consolidated balance sheet data as of June 30, 2010 are derived from unaudited condensed financial statements that are incorporated by reference in this prospectus. The condensed consolidated balance sheet data as of June 30, 2009 is derived from unaudited condensed financial statements that are not included or incorporated by reference in this prospectus. The unaudited condensed consolidated financial statements, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results for the six-month period ended June 30, 2010 are not necessarily indicative of results that may be expected for the fiscal year ended December 31, 2010 or any other future period.

From January 1, 2005 to June 30, 2010 we have acquired 16 businesses, which may affect the comparability of our financial statements.

						Six Months Ended
	Year Ended December 31,					June 30,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, except for share and per share data)

Statement of income data:
Revenues:
Risk Assessment revenues	$448,875	$472,634	$485,160	$504,391	$523,976	$262,873	$268,867
Decision Analytics revenues	196,785	257,499	317,035	389,159	503,128	240,794	288,964

Revenues	645,660	730,133	802,195	893,550	1,027,104	503,667	557,831
Expenses:
Cost of revenues	294,911	331,804	357,191	386,897	491,294	220,501	229,993
Selling, general and administrative	88,723	100,124	107,576	131,239	162,604	72,225	80,152
Depreciation and amortization of fixed assets	22,024	28,007	31,745	35,317	38,578	18,913	19,873
Amortization of intangible assets	19,800	26,854	33,916	29,555	32,621	16,974	14,324

Total expenses	425,458	486,789	530,428	583,008	725,097	328,613	344,342

Operating income	220,202	243,344	271,767	310,542	302,007	175,054	213,489
Other income/(expense):
Investment income	2,905	6,476	8,451	2,184	195	92	124
Realized gains/(losses) on securities, net	27	(375)	857	(2,511)	(2,332)	(365)	61
Interest expense	(10,465)	(16,668)	(22,928)	(31,316)	(35,265)	(16,677)	(16,911)

Total other expense, net	(7,533)	(10,567)	(13,620)	(31,643)	(37,402)	(16,950)	(16,726)
Income from continuing operations before income taxes	212,669	232,777	258,147	278,899	264,605	158,104	196,763
Provision for income taxes	(85,722)	(91,992)	(103,184)	(120,671)	(137,991)	(67,250)	(82,984)

Income from continuing operations	126,947	140,785	154,963	158,228	126,614	90,854	113,779
Loss from discontinued operations, net of tax(1)	(2,574)	(1,805)	(4,589)	—	—	—	—

Net income	$124,373	$138,980	$150,374	$158,228	$126,614	$90,854	$113,779

Basic net income/(loss) per share(2):
Income from continuing operations	$0.60	$0.68	$0.77	$0.87	$0.72	$0.52	$0.63
Loss from discontinued operations	(0.02)	(0.01)	(0.02)	—	—	—	—

Basic net income per share	$0.58	$0.67	$0.75	$0.87	$0.72	$0.52	$0.63

						Six Months Ended
	Year Ended December 31,					June 30,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, except for share and per share data)

Diluted net income/(loss) per share(2):
Income from continuing operations	$0.57	$0.65	$0.74	$0.83	$0.70	$0.50	$0.60
Loss from discontinued operations	(0.01)	(0.01)	(0.02)	—	—	—	—

Diluted net income per share	$0.56	$0.64	$0.72	$0.83	$0.70	$0.50	$0.60

Weighted average shares outstanding(2):
Basic	212,949,450	206,548,100	200,846,400	182,885,700	174,767,795	173,409,800	180,272,828

Diluted	223,105,450	215,143,350	209,257,550	190,231,700	182,165,661	180,204,300	189,498,324

The financial operating data below sets forth information we believe is useful for investors in evaluating our overall financial performance:

						Six Months Ended
	Year Ended December 31,					June 30,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands)

Other data:
EBITDA(3):
Risk Assessment EBITDA	$195,951	$202,872	$212,780	$222,706	$210,928	$121,197	$131,694
Decision Analytics EBITDA	66,075	95,333	124,648	152,708	162,278	89,744	115,992

EBITDA	$262,026	$298,205	$337,428	$375,414	$373,206	$210,941	$247,686

Purchases of fixed assets	$(24,019)	$(25,742)	$(32,941)	$(30,652)	$(38,694)	$(16,195)	$(15,570)
Net cash provided by operating activities	$174,071	$223,499	$248,521	$247,906	$326,401	$184,529	$173,034
Net cash used in investing activities	$(107,444)	$(243,452)	$(110,831)	$(130,466)	$(185,340)	$(152,683)	$(22,924)
Net cash (used in)/provided by financing activities	$(90,954)	$75,907	$(212,591)	$(107,376)	$(102,809)	$(19,157)	$(114,617)

The following table is a reconciliation of income from continuing operations to EBITDA(3):

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands)

Income from continuing operations	$126,947	$140,785	$154,963	$158,228	$126,614	$90,854	$113,779
Depreciation and amortization of fixed and intangible assets	41,824	54,861	65,661	64,872	71,199	35,887	34,197
Investment income and realized (gains)/losses on securities, net	(2,932)	(6,101)	(9,308)	327	2,137	273	(185)
Interest expense	10,465	16,668	22,928	31,316	35,265	16,677	16,911
Provision for income taxes	85,722	91,992	103,184	120,671	137,991	67,250	82,984

EBITDA	$262,026	$298,205	$337,428	$375,414	$373,206	$210,941	$247,686

The following table sets forth our consolidated balance sheet data:

	As of December 31,					As of June 30,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$42,822	$99,152	$24,049	$33,185	$71,527	$45,962	$106,827
Total assets	$466,244	$739,282	$830,041	$928,877	$996,953	$1,009,335	$1,053,268
Total debt(4)	$276,964	$448,698	$438,330	$669,754	$594,169	$689,066	$530,702
Redeemable common stock(5)	$901,089	$1,125,933	$1,171,188	$749,539	$—	$842,117	$—
Stockholders’ (deficit)/equity	$(940,843)	$(1,123,977)	$(1,203,348)	$(1,009,823)	$(34,949)	$(1,028,489)	$53,575

(1)	As of December 31, 2007, we discontinued operations of our claim consulting business located in New Hope, Pennsylvania and the United Kingdom. There was no impact of discontinued operations on the results of operations for the periods subsequent to December 31, 2007.

(2)	In conjunction with our initial public offering, the stock of Insurance Services Office, Inc. converted to stock of Verisk Analytics, Inc., which then effected a stock split of its common stock. The numbers in the above table reflect this stock split.

(3)	EBITDA is the financial measure which management uses to evaluate the performance of our segments. “EBITDA” is defined as net income before loss from discontinued operations, investment income and realized (gains)/losses on securities, net, interest expense, provision for income taxes, and depreciation and amortization of fixed and intangible assets.

Although EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results of operations or cash flow from operating activities reported under U.S. GAAP. Management uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of company performance. Some of these limitations are:

• EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

• EBITDA does not reflect changes in, or cash requirements for, our working capital needs.

(4)	Includes capital lease obligations.

(5)	Prior to our initial public offering, we were required to record our Class A common stock and vested options at redemption value at each balance sheet date as the redemption of these securities was not solely within our control, due to our contractual obligations to redeem these shares. We classify this redemption value as redeemable common stock. Subsequent to our initial public offering, we are no longer obligated to redeem these shares.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our Class A common stock and Class B common stock as of September 3, 2010 by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually;

•	all directors and executive officers as a group; and

•	each of the selling stockholders, which consist of the entities and individuals shown as having shares listed in the column “Number of Shares Being Offered.”

In accordance with the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of September 3, 2010. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. Unless otherwise indicated, the address for each listed stockholder is: c/o Verisk Analytics, Inc., 545 Washington Boulevard, Jersey City, New Jersey, 07310-1686. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their shares of common stock.

		Shares Beneficially			Shares Beneficially
		Owned Before			Owned After the
	Class of Our	the Offering		Number	Offering(2)
Name and Address of	Common		Percent	of Shares		Percent of
Beneficial Owner	Stock	Number	of Class	Being Offered(1)	Number	Class

Principal Stockholders:
Employee Stock Ownership Plan	Class A	21,097,485	17.0%
Eton Park Fund, L.P.(3)	Class A	9,000,000	7.3%
399 Park Avenue, 10th Floor New York, NY 10022
Morgan Stanley(4)	Class A	10,876,434	8.8%
1585 Broadway New York, NY 10036
Neuberger Berman Group LLC(5)	Class A	8,230,346	6.6%
605 3rd Avenue New York, NY 10158
OppenheimerFunds, Inc.(6)	Class A	6,504,863	5.3%
2 World Financial Center 225 Liberty Street New York, NY 10281
American Financial Group, Inc.(7)	Class B	6,720,650	12.4%
One East Forth Street Cincinnati, OH 45202
Berkshire Hathaway Inc.(8)	Class B	7,156,300	13.2%
1440 Kiewit Plaza Omaha, Nebraska 68131
Cincinnati Financial Corporation(9)	Class B	4,885,800	9.0%
6200 South Gilmore Road Fairfield, OH 45014
Old Republic International Corporation(10)	Class B	4,255,900	7.8%
307 N Michigan Avenue Chicago, IL 60601
The Travelers Companies, Inc.(11)	Class B	8,712,050	16.1%
485 Lexington Avenue, 8th Floor New York, NY 10017-2630
W.R. Berkley Corporation	Class B	3,389,800	6.2%
475 Steamboat Road Greenwich, CT 06830
Directors and Executive Officers:
Frank J. Coyne	Class A	7,221,538	5.5%
Scott G. Stephenson	Class A	3,207,625	2.5%
Mark V. Anquillare	Class A	1,176,250	*

		Shares Beneficially			Shares Beneficially
		Owned Before			Owned After the
	Class of Our	the Offering		Number	Offering(2)
Name and Address of	Common		Percent	of Shares		Percent of
Beneficial Owner	Stock	Number	of Class	Being Offered(1)	Number	Class

Kenneth E. Thompson	Class A	435,000	*
Carole J. Banfield	Class A	723,050	*
Vincent M. Cialdella	Class A	632,250	*
Kevin B. Thompson	Class A	660,000	*
Vincent de Paul McCarthy	Class A	18,750	*
Perry Rotella	Class A	12,500	*
J. Hyatt Brown	Class A	233,110	*
Glen A. Dell(12)	Class A	405,035	*
Christopher M. Foskett(13)	Class A	122,822	*
Constantine P. Iordanou	Class A	477,110	*
John F. Lehman, Jr.(14)	Class A	749,802	*
Samuel G. Liss	Class A	143,571	*
Andrew G. Mills	Class A	359,207	*
Thomas F. Motamed	Class A	34,772	*
Arthur J. Rothkopf(15)	Class A	443,944	*
David B. Wright	Class A	266,607	*
All 19 directors and executive officers as a group	Class A	17,322,943	12.6%
Other Selling Stockholders:

*	Less than 1%.

(1)	Class B common stock sold in this offering will be automatically converted into Class A common stock.

(2)	Assumes no exercise of the underwriters’ over-allotment option. The underwriters have an option to purchase up to additional shares of our common stock from our Class B stockholders on a pro rata basis to cover over-allotments. See “Underwriting.”

(3)	As of December 31, 2009, based on a Schedule 13G Information Statement filed with the SEC on October 16, 2009 jointly by Eton Park Fund, L.P., Eton Park Master Fund, Ltd., Eton Park Associates, L.P., Eton Park Capital Management, L.P., and Eric M. Mindich. The Schedule 13G reports that Mr. Mindich, as the managing member of Eton Park Associates, LLC, may be deemed to have power to direct the vote and disposition of shares of common stock held by the related Eton Park entities with whom the filing is made.

(4)	As of December 31, 2009, based on a Schedule 13G Information Statement filed with the SEC on February 18, 2010 jointly by Morgan Stanley and Morgan Stanley Investment Management Inc. (MSIM). The Schedule 13G discloses that MSIM, an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E), is a wholly owned subsidiary of Morgan Stanley. In addition, the Schedule 13G reported that Morgan Stanley had sole voting power as to 10,575,164 shares of our Class A common stock and sole dispositive power as to 10,876,434 shares of our Class A common stock.

(5)	As of December 31, 2009, based on a Schedule 13G Information Statement filed with the SEC on February 16, 2010, jointly by Neuberger Berman Group LLC and Neuberger Berman L.L.C. The Schedule 13G discloses that Neuberger Berman has shared dispositive power over 8,230,346 shares of our Class A common stock and shared voting power over 7,425,958 shares of our Class A common stock.

(6)	As of December 31, 2009, based on a Schedule 13G Information Statement filed with the SEC on February 2, 2010. The Schedule 13G discloses that Oppenheimer Funds, Inc. had shared voting power and shared dispositive power over 6,504,863 shares of our Class A common stock.

(7)	Includes shares owned by Great American Insurance Company.

(8)	Includes shares owned by General Re Corporation and GEICO Corporation.

(9)	Includes shares owned by Cincinnati Insurance Company.

(10)	Includes shares owned by Bituminous Casualty Corporation.

(11)	Includes shares owned by United States Fidelity and Guaranty Company.

(12)	Includes shares owned by the Barbara M. Dell GST Family Trust, of which Mr. Dell is the trustee. Mr. Dell disclaims beneficial ownership of any shares beneficially owned by the trust except to the extent of his pecuniary interest therein.

(13)	Includes 3,050 deferred stock awards that entitle Mr. Foskett to 3,050 shares of Class A common stock at the end of his service to the board.

(14)	Includes shares owned by the Lehman Business Trust, of which John F. Lehman, Jr. is the trustee. Mr. Lehman disclaims beneficial ownership of any shares beneficially owned by the trust except to the extent of his pecuniary interest therein. Includes 5,570 deferred stock awards that entitle Mr. Lehman to 5,570 shares of Class A common stock at the end of his service to the board.

(15)	Includes shares owned by the Arthur J. Rothkopf Revocable Trust, of which Mr. Rothkopf is one of the trustees. Mr. Rothkopf disclaims beneficial ownership of any shares beneficially owned by the trust except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 1,200,000,000 shares of Class A common stock, par value $0.001 per share, 800,000,000 shares of Class B common stock, par value $0.001 per share, sub-divided into the following two series of Class B common stock: (1) 400,000,000 shares of Class B (Series 1) common stock and (2) 400,000,000 shares of Class B (Series 2) common stock, and 80,000,000 shares of preferred stock, par value $0.001 per share.

The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, and the descriptions are qualified by reference to those documents. Please refer to the more detailed provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are filed with the Securities and Exchange Commission as exhibits to our registration statement and applicable law.

Common Stock

Voting Rights

Holders of our common stock have the sole right and power to vote on all matters on which a vote of stockholders is to be taken, except as provided by statute or resolution of our board of directors in connection with the issuance of preferred stock in accordance with our Amended and Restated Certificate of Incorporation. The holders of Class A common stock and Class B common stock generally have identical rights, except that only holders of Class A common stock are entitled to vote on the election of Class A directors and only holders of Class B common stock are entitled to vote on the election of Class B directors.

Until the earlier of (a) October 6, 2011 or (b) the date on which there are no shares of Class B common stock issued and outstanding, the amendment of certain of the provisions in our amended and restated certificate of incorporation will require the affirmative vote of at least two-thirds of the votes cast thereon by the outstanding shares of each of the Class A common stock and the Class B common stock, voting separately as a class. These provisions include certain of the limitations described below under “— Dividend Rights”, “— Liquidation Rights”, “— Transfer Restrictions”, “— Conversion”, “— Beneficial Ownership Limitations” and “Anti-Takeover Effects of Delaware Law—Staggered Boards.” From and after the earlier of the events described above, the amendment of the provisions described below under “— Beneficial Ownership Limitations” in our amended and restated certificate of incorporation will require the affirmative vote of at least two-thirds of the voting power of the outstanding shares of common stock.

Dividend Rights

Our Class A common stock and Class B common stock will share equally (on a per share basis) in any dividend declared by our board of directors, subject to any preferential or other rights of any outstanding preferred stock and to the distinction that any stock dividends will be paid in shares of Class A common stock to the holders of our Class A common stock and in shares of Class B common stock to the holders of our Class B common stock.

Liquidation Rights

Upon liquidation, dissolution or winding up, our Class A common stock and Class B common stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and payment of preferential and other amounts, if any, payable on any outstanding preferred stock.

Transfer Restrictions

Shares of our Class B (Series 1) common stock are not transferable until April 6, 2011. Shares of our Class B (Series 2) common stock are not transferable until October 6, 2011. The above described limitations on transfer are, however, subject to the following exceptions:

•	any transfer to us by any person or entity;

•	any transfer of any shares of Class B common stock of either series to any other holder of Class B common stock or its affiliate;

•	any transfer of any shares of Class B common stock of any applicable series to an affiliate of such holder; and

•	any transfer by a holder of Class B common stock to any person that succeeds to all or substantially all of the assets of such holder, whether by merger, consolidation, amalgamation, sale of substantially all assets or other similar transactions.

Our board of directors may approve exceptions to the limitation on transfers of our Class B common stock in their sole discretion, in connection with the sale of such Class B common stock in a public offering registered with the Securities and Exchange Commission or in such other limited circumstances as our board of directors may determine. Any Class B common stock sold to the public will first be converted to Class A common stock.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock. On April 6, 2011, each share of Class B (Series 1) common stock shall convert automatically, without any action by the holder, into one share of Class A common stock. On October 6, 2011, each share of Class B (Series 2) common stock shall convert automatically, without any action by the holder, into one share of Class A common stock. The conversion rate applicable to any conversion of shares of our Class B common stock shall always be one-to-one (i.e., one share of Class B common stock will, upon transfer, be converted into one share of Class A common stock).

Once transferred and converted into Class A common stock, the Class B common stock shall not be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

No conversions of shares of Class B common stock will be effected prior to the expiration of the transfer restrictions described under “— Transfer Restrictions,” although our board of directors may make exceptions to such transfer restrictions, including in connection with a registered public offering of our Class A common stock, such as the transaction described in this prospectus.

Beneficial Ownership Limitations

Our amended and restated certificate of incorporation prohibits any insurance company from beneficially owning more than ten percent of the aggregate outstanding shares of our common stock. If any transfer is purportedly effected which, if effected, would result in a violation of this limitation, the intended transferee will acquire no rights in respect of the shares in excess of this limitation, and the purported transfer of such number of excess shares will be null and void. In this context an insurance company means any insurance company whose primary activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies or any other entity controlling, controlled by or under common ownership, management or control with such insurer or reinsurer.

Preferred Stock

The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Anti-Takeover Effects of Delaware Law

We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Advance Notice of Proposals and Nominations

Our bylaws establish advance notice procedures with regard to stockholders’ proposals relating to the nomination of candidates for election as directors or other business to be brought before meetings of its stockholders. These procedures provide that notice of such stockholders’ proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Limits on Written Consents

Our amended and restated certificate of incorporation prohibits stockholder action by written consent.

Limits on Special Meetings

Our amended and restated certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by our board of directors, the chairman of the board, the Chief Executive Officer, the President or our Secretary.

Staggered Boards

Our board of directors is divided into three classes serving staggered terms. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation. Until the earlier of (a) October 6, 2011, or (b) the date on which there are no shares of Class B common stock issued and outstanding, our board of directors will consist of between 11 and 13 directors, and will be comprised as follows:

•	between eight to ten Class A directors; and

•	three Class B directors.

Vacancies on our board of directors among the Class A directors will be filled by a majority of the remaining Class A directors and vacancies among the Class B directors will be filled by a majority of the remaining Class B directors.

From and after the earlier of the events described above, there will no longer be Class B directors, and each director will be elected for a three-year term by the holders of a plurality of the votes cast by the holders of shares of common stock present in person or represented by proxy at the meeting and entitled to vote on the election of the directors.

Listing

Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “VRSK.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Class A common stock is American Stock Transfer & Trust Company, LLC.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC are acting as representatives of the underwriters named below. Under the terms and subject to the conditions described in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholders, the number of shares indicated below.

Number of
Underwriter	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities LLC
Total

The underwriters have agreed to purchase all of the shares of Class A common stock if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are offering the shares, subject to prior sale, when, as and if transferred to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions.

We expect to deliver the shares against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the third business day following the date of the pricing of the shares.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities to the extent set forth in the underwriting agreement.

Over-allotment Option

The selling stockholders holding shares of our Class B common stock have granted the underwriters options to purchase up to           additional shares of our Class A common stock, at the public offering price less the underwriting discount. The shares of Class B common stock will be automatically converted into Class A common stock to the extent the underwriters exercise these options. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares from the selling stockholders proportionate to that underwriter’s initial amount reflected in the above table.

Commissions and Discounts

The underwriters propose to offer the shares of Class A common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $      per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the per share public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

Our expenses related to the offering, not including the underwriting discount, are estimated to be $     . The underwriters have agreed to reimburse us for certain of these expenses.

Lock-up Agreements

We, the selling stockholders, our officers and our directors have agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of or hedge any shares of Class A common stock or securities convertible or exchangeable into our Class A common stock for at least 90 days after the date of this prospectus without first obtaining the written consent of the representatives. We have also agreed not to waive the provision of our certificate of incorporation relating to restrictions on transfer for a period of 90 days from the date of this prospectus.

Notwithstanding the foregoing, if the 90th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 90th day, the 90-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event, unless such extension is waived by the representatives.

These lock-up agreements also apply to Class A common stock or securities convertible or exchangeable into our Class A common stock or securities convertible or exchangeable into our Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing on NASDAQ

Our Class A common stock is listed for trading on the NASDAQ Global Select Market under the symbol “VRSK.” On September 15, 2010, the last sale price of the shares as reported on the NASDAQ Global Select Market was $28.42 per share.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the ability of the underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of our Class A common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the Class A common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may elect to reduce any short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The underwriters may sell more shares than could be covered by exercising all of the over-allotment option, in which case they would have to cover these sales through open market purchases. Purchases of the Class A common stock to stabilize its price or to reduce a short position may cause the price of the Class A common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase our Class A common stock in the open market to reduce the underwriters’ short position or to stabilize the price of such Class A common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Prospectus Delivery

In connection with this offering, this prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online. Depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than this prospectus in electronic format, the information concerning any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not intended to be part of this prospectus or the registration statement, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter. Investors should not rely on such information.

Other Relationships

Each of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received, and they will in the future receive, customary fees and commissions for these transactions. Certain affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC are lenders under our $575.0 million revolving credit facility.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the Company or any Manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the securities which are the subject of the offering contemplated by this prospectus does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the Company from time to time. This document as well as any other material relating to the shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Company. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

VALIDITY OF COMMON STOCK

The validity of the issuance of the shares of common stock offered hereby will be passed upon for the Company by Davis Polk & Wardwell LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is representing the underwriters.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated by reference in this Prospectus from the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference herein (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the Company’s completion of its corporate reorganization and initial public offering in October 2009, and the Company’s adoption of the new accounting standard for the Accounting for Uncertainty in Income Taxes, effective January 1, 2007). Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules of the SEC allow us to omit from this prospectus some of the information included in the registration statement. This information may be read and copied at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of these public reference facilities. The SEC maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that are subject to the SEC’s reporting requirements.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. These reports and other information are available as provided above.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below:

•	our annual report on Form 10-K for the year ended December 31, 2009;

•	our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010;

•	our Definitive Proxy Statement filed on April 28, 2010 (other than information in the Definitive Proxy Statement that is not specifically incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2009); and

•	our Current Reports on Form 8-K filed on June 18, 2010 and September 13, 2010.

Any statement made in this prospectus or in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s Internet site at http://www.sec.gov. We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus. You should direct requests for those documents to Verisk Analytics, Inc., 545 Washington Boulevard, Jersey City, NJ 07310-1686, Attention: Investor Relations (telephone: (201) 469-2138). The incorporated materials may also be found on the Investor Relations portion of our website at investor.verisk.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Amount
to be Paid

Registration fee		$35,650
FINRA filing fee		$50,500
Listing fees	$	*
Transfer agent’s fees	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Blue Sky fees and expenses	$	*
Miscellaneous	$	*

Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Twelfth of the Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

On June 2, 2008, we issued an aggregate of 100 shares of our common stock, par value $.01 per share, to Insurance Services Office, Inc. for $.01 per share. The issuance of such shares was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(2) of the Securities Act. These shares were cancelled in connection with the Company’s initial public offering.

Between September 3, 2007 and April 6, 2010, the Company and Insurance Services Office, Inc. issued to directors, officers and employees options to purchase 11,610,261 shares of Class A common stock with per share exercise prices ranging from $16.10 to $28.20, and issued 7,210,250 shares of Class A common stock upon exercise of outstanding options. These issuances of stock options and the common stock issued upon the exercise of such options to directors, officers and employees were determined to be exempt from registration under the Securities Act in reliance on Rule 701 as promulgated under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this Registration Statement:

Exhibit
Number	Description

1.1	Form of Underwriting Agreement**
3.1	Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 21, 2009.
3.2	Amended and Restated By-Laws, incorporated herein by reference to Exhibit 3.2 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 21, 2009.
4.1	Form of Common Stock Certificate, incorporated herein by reference to Exhibit 4.1 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 21, 2009.
4.2	Prudential Uncommitted Master Shelf Agreement, dated as of June 13, 2003, among Insurance Services Office, Inc., The Prudential Insurance Company of America, U.S. Private Placement Fund, Baystate Investments, LLC, United of Omaha Life Insurance Company and Prudential Investment Management, Inc., incorporated herein by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
4.3	Amendment No. 1 to the Prudential Uncommitted Master Shelf Agreement, dated February 1, 2005, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.3 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
4.4	Amendment No. 2 to the Prudential Uncommitted Master Shelf Agreement, dated June 1, 2005, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.4 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
4.5	Amendment No. 3 to the Prudential Uncommitted Master Shelf Agreement, dated January 23, 2006, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.5 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
4.6	Waiver and Amendment No. 4 to the Prudential Uncommitted Master Shelf Agreement, dated February 28, 2007, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.6 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.

Exhibit
Number	Description

4.7	New York Life Uncommitted Master Shelf Agreement, dated as of March 16, 2007, among Insurance Services Office, Inc., New York Life Insurance Company and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.7 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
4.8	Amendment No. 5 to the Prudential Uncommitted Master Shelf Agreement, dated August 30, 2010, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto.*
5.1	Opinion of Davis Polk & Wardwell LLP**
10.1	401(k) Savings Plan and Employee Stock Ownership Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, dated August 12, 2008.
10.2	Verisk Analytics, Inc. 2009 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.2 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 21, 2009.
10.3	Form of Letter Agreement, incorporated herein by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, dated October 7, 2008.
10.4	Form of Master License Agreement and Participation Supplement, incorporated herein by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, dated October 7, 2008.
10.5	Schedule of Master License Agreements Substantially Identical in All Material Respects to the Form of Master License Agreement and Participation Supplement, incorporated herein by reference to Exhibit 10.5 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
10.6	Credit Agreement, dated as of July 2, 2009, between Insurance Services Office, Inc. and Bank of America, N.A., as Administrative Agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.6 to Amendment No. 5 to the Company’s Registration Statement on Form S-1, dated August 21, 2009.
10.7	Letter Agreement dated August 21, 2009 between Insurance Services Office, Inc. and Bank of America, N.A., as Administrative Agent, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated September 13, 2010.
10.8	Second Amendment and Modification Agreement dated April 19, 2010 between Insurance Services Office, Inc., Bank of America, N.A., as Administrative Agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated September 13, 2010.
10.9	Third Amendment and Modification Agreement dated September 10, 2010 among Insurance Services Office, Inc., the Company, as guarantor, the other guarantors party thereto, Bank of America, N.A., and the other lenders party thereto, incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated September 13, 2010.
10.10	Employment Agreement with Frank J. Coyne, incorporated herein by reference to Exhibit 10.7 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 21, 2009.
10.11	Form of Change of Control Severance Agreement, incorporated herein by reference to Exhibit 10.8 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 21, 2009.
10.12	Insurance Services Office, Inc. 1996 Incentive Plan and Form of Stock Option Agreement thereunder, incorporated herein by reference to Exhibit 10.9 to Amendment No. 7 to the Company’s Registration Statement on Form S-1, dated September 29, 2009.
10.13	Form of Stock Option Award Agreement, incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, dated November 16, 2009.
21.1	Subsidiaries of the Registrant, incorporated herein by reference to Exhibit 21.1 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 29, 2009.
23.1	Consent of Deloitte & Touche LLP*

Exhibit
Number	Description

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*	Filed herewith.

**	To be filed by amendment.

Item 17.	Undertakings

The undersigned hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City, State of New Jersey, on the 15th day of September, 2010.

Verisk Analytics, Inc.

By:	/s/ Frank J. Coyne
Name:     Frank J. Coyne

Title:	Chief Executive Officer, President and Chairman of the Board of Directors

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank J. Coyne and Mark V. Anquillare, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Frank J. Coyne Frank J. Coyne	Chief Executive Officer, President and Chairman of the Board of Directors (principal executive officer)	September 15, 2010

/s/ Mark V. Anquillare Mark V. Anquillare	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	September 15, 2010

/s/ J. Hyatt Brown J. Hyatt Brown	Director	September 15, 2010

/s/ Glen A. Dell Glen A. Dell	Director	September 15, 2010

/s/ Christopher M. Foskett Christopher M. Foskett	Director	September 15, 2010

/s/ Constantine P. Iordanou Constantine P. Iordanou	Director	September 15, 2010

Signature	Title	Date

/s/ John F. Lehman, Jr. John F. Lehman, Jr.	Director	September 15, 2010

/s/ Samuel G. Liss Samuel G. Liss	Director	September 15, 2010

/s/ Thomas F. Motamed Thomas F. Motamed	Director	September 15, 2010

/s/ Andrew G. Mills Andrew G. Mills	Director	September 15, 2010

/s/ Arthur J. Rothkopf Arthur J. Rothkopf	Director	September 15, 2010

/s/ David B. Wright David B. Wright	Director	September 15, 2010

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement**
3.1	Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 21, 2009.
3.2	Amended and Restated By-Laws, incorporated herein by reference to Exhibit 3.2 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 21, 2009.
4.1	Form of Common Stock Certificate, incorporated herein by reference to Exhibit 4.1 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 21, 2009.
4.2	Prudential Uncommitted Master Shelf Agreement, dated as of June 13, 2003, among Insurance Services Office, Inc., The Prudential Insurance Company of America, U.S. Private Placement Fund, Baystate Investments, LLC, United of Omaha Life Insurance Company and Prudential Investment Management, Inc., incorporated herein by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
4.3	Amendment No. 1 to the Prudential Uncommitted Master Shelf Agreement, dated February 1, 2005, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.3 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
4.4	Amendment No. 2 to the Prudential Uncommitted Master Shelf Agreement, dated June 1, 2005, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.4 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
4.5	Amendment No. 3 to the Prudential Uncommitted Master Shelf Agreement, dated January 23, 2006, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.5 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
4.6	Waiver and Amendment No. 4 to the Prudential Uncommitted Master Shelf Agreement, dated February 28, 2007, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.6 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
4.7	New York Life Uncommitted Master Shelf Agreement, dated as of March 16, 2007, among Insurance Services Office, Inc., New York Life Insurance Company and the other purchasers party thereto, incorporated herein by reference to Exhibit 4.7 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
4.8	Amendment No. 5 to the Prudential Uncommitted Master Shelf Agreement, dated August 30, 2010, among Insurance Services Office, Inc., The Prudential Insurance Company of America, Prudential Investment Management, Inc. and the other purchasers party thereto.*
5.1	Opinion of Davis Polk & Wardwell LLP**
10.1	401(k) Savings Plan and Employee Stock Ownership Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, dated August 12, 2008.
10.2	Verisk Analytics, Inc. 2009 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.2 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 21, 2009.
10.3	Form of Letter Agreement, incorporated herein by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, dated October 7, 2008.
10.4	Form of Master License Agreement and Participation Supplement, incorporated herein by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, dated October 7, 2008.

Exhibit
Number	Description

10.5	Schedule of Master License Agreements Substantially Identical in All Material Respects to the Form of Master License Agreement and Participation Supplement, incorporated herein by reference to Exhibit 10.5 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, dated November 20, 2008.
10.6	Credit Agreement, dated as of July 2, 2009, between Insurance Services Office, Inc. and Bank of America, N.A., as Administrative Agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.6 to Amendment No. 5 to the Company’s Registration Statement on Form S-1, dated August 21, 2009.
10.7	Letter Agreement dated August 21, 2009 between Insurance Services Office, Inc. and Bank of America, N.A., as Administrative Agent, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated September 13, 2010.
10.8	Second Amendment and Modification Agreement dated April 19, 2010 between Insurance Services Office, Inc., Bank of America, N.A., as Administrative Agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated September 13, 2010.
10.9	Third Amendment and Modification Agreement dated September 10, 2010 among Insurance Services Office, Inc., the Company, as guarantor, the other guarantors party thereto, Bank of America, N.A., and the other lenders party thereto, incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated September 13, 2010.
10.10	Employment Agreement with Frank J. Coyne, incorporated herein by reference to Exhibit 10.7 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 21, 2009.
10.11	Form of Change of Control Severance Agreement, incorporated herein by reference to Exhibit 10.8 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 21, 2009.
10.12	Insurance Services Office, Inc. 1996 Incentive Plan and Form of Stock Option Agreement thereunder, incorporated herein by reference to Exhibit 10.9 to Amendment No. 7 to the Company’s Registration Statement on Form S-1, dated September 29, 2009.
10.13	Form of Stock Option Award Agreement, incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, dated November 16, 2009.
21.1	Subsidiaries of the Registrant, incorporated herein by reference to Exhibit 21.1 to Amendment No. 6 to the Company’s Registration Statement on Form S-1, dated September 29, 2009.
23.1	Consent of Deloitte & Touche LLP*
23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*	Filed herewith.

**	To be filed by amendment.